Exhibit (a)(5)(iii)

BFC Financial Corporation Announces Preliminary Results of

its Tender Offer for Shares of BBX Capital Corporation’s

Class A Common Stock

FORT LAUDERDALE, Florida – April 27, 2015 – BFC Financial Corporation (“BFC”) (OTCQB: BFCF) announced today the preliminary results of its tender offer to purchase up to 4,771,221 shares of Class A Common Stock of BBX Capital Corporation (“BBX Capital”) at a cash purchase price of $20.00 per share. The tender offer expired at 5:00 p.m., New York City time, on Friday, April 24, 2015.

Based on a preliminary count by Computershare Trust Company, N.A., the Depositary for the tender offer, the total number of shares tendered in the tender offer was 6,729,250 shares, including 520,900 shares tendered pursuant to the guaranteed delivery procedure described in the tender offer documents. Because the preliminary information received from the Depositary indicates that the tender offer was oversubscribed, it is expected that the number of shares that BFC will purchase from each tendering shareholder will be prorated so that BFC purchases a total of 4,771,221 shares in the tender offer for an aggregate purchase price of approximately $95.4 million. Based on the preliminary information provided by the Depositary, it is estimated that the proration factor for the tender offer will be approximately 70.9%.

The number of shares of BBX Capital’s Class A Common Stock expected to be purchased by BFC, the aggregate purchase price for the shares, and the proration factor are preliminary and subject to final confirmation by the Depositary and the proper delivery of shares tendered, including shares tendered pursuant to the guaranteed delivery procedure. The final results of the tender offer, including the final proration factor, will be announced promptly following completion of the confirmation process. Payment for shares of BBX Capital’s Class A Common Stock accepted for purchase by BFC will be made in accordance with the terms of the tender offer promptly following final confirmation of the number of shares tendered and the final proration factor, and taking into account adjustments to avoid purchases of fractional shares. In addition, all shares tendered in the tender offer but not accepted for purchase will be promptly returned to tendering shareholders.

Alan B. Levan, Chairman, Chief Executive Officer and President of BFC, said, “We are very pleased with the preliminary results of the tender offer and look forward to completing the purchase of the shares.”

BFC currently owns approximately 51% of the issued and outstanding shares of BBX Capital’s Class A Common Stock and all of the issued and outstanding shares of BBX Capital’s Class B Common Stock. Collectively, these shares represent an approximately 51% equity interest and 74% voting interest in BBX Capital. If all 4,771,221 shares of BBX Capital’s Class A Common Stock are purchased by BFC in the tender offer as expected, BFC will own approximately 81% of the issued and outstanding shares of BBX Capital’s Class A Common Stock, which together with the shares of BBX Capital’s Class B Common Stock owned by BFC, would represent an approximately 81% equity interest and 90% voting interest in BBX Capital.

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include a 51% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. BBX Capital, a New York Stock Exchange listed company, is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses.

As of December 31, 2014, BFC had total consolidated assets of approximately $1.4 billion, shareholders' equity attributable to BFC of approximately $252.9 million, and total consolidated equity of approximately $446.7 million. BFC’s book value per share at December 31, 2014 was $3.03.

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen Corporation (“Bluegreen Vacations”) is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based service resort management, financial services, and sales and marketing on behalf of third parties.

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its holding company, BFC Financial Corporation (OTCQB: BFCF), have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX and BFC own 100% of Bluegreen. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 65 owned or managed resorts, and access to more than 4,500 resorts worldwide.

As of December 31, 2014, BBX Capital had total consolidated assets of $392.9 million, shareholders' equity attributable to BBX Capital of approximately $309.8 million, and total consolidated equity of approximately $311.3 million.  BBX Capital’s book value per share at December 31, 2014 was $19.16.

For further information, please visit our family of companies:

BFC Financial Corporation: www.BFCFinancial.com

Bluegreen Corp.: www.BluegreenVacations.com

BBX Capital: www.BBXCapital.com

Renin Corp.: www.ReninCorp.com

RoboVault: www.RoboVault.com

BBX Sweet Holdings: Hoffman’s Chocolates: www.Hoffmans.com, Williams & Bennett:

www.WilliamsandBennett.com, Jer’s Chocolates: www.Jers.com, Helen Grace Chocolates: www.HelenGrace.com, and Anastasia Confections: www.AnastasiaConfections.com

BFC Financial Contact Info:

Investor Relations: Leo Hinkley, Managing Director, 954- 940-4994

Email: LHinkley@BFCFinancial.com

Media Contact: Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

# # #

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and involve substantial risks and uncertainties. These risks and uncertainties include, but are not limited to, those relating to the tender offer described in this press release, including that the results of the tender offer announced in this press release are preliminary and are subject to adjustment and final confirmation, and the risk that the expected benefits to BFC from the tender offer may not be realized or maintained in the future. Reference is also made to the risks and uncertainties detailed in reports filed by BFC with the SEC, including the “Risk Factors” sections thereof, which may be viewed on the SEC's website at www.sec.gov. BFC cautions that the foregoing factors are not exclusive.